SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) of the
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934

For the fiscal year ended December 31, 2004

Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 005-47757

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE BEARD GROUP 401(k) PLAN
                           5600 N. May Ave., Suite 320
                          Oklahoma City, Oklahoma 73112

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                THE BEARD COMPANY
                           5600 N. May Ave., Suite 320
                          Oklahoma City, Oklahoma 73112

                                TABLE OF CONTENTS


Audited Financial Statements

Report of Independent Registered Public Accounting Firm....................1
Statements of Net Assets Available for Benefits............................2
Statements of Changes in Net Assets Available for Benefits.................3
Notes to Financial Statements..............................................4


Other Financial Information

Schedule of Assets (Held at End of Year)...................................9

             Report of Independent Registered Public Accounting Firm


The Plan's Administrative Committee
The Beard Group 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Beard Group 401(k) Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above of The Beard Group 401(k) Plan as of December 31, 2004 and 2003, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          COLE & REED P.C.
Oklahoma City, Oklahoma
May 25, 2005

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

THE BEARD GROUP 401(k) PLAN


                                                           December 31
                                                           -----------
                                                      2004             2003
                                                      ----             ----
ASSETS
     Investments, at fair value
        Short-term investment funds                $    46,877     $   109,692
        Mutual funds                                   945,564       1,020,534
        Common stock                                   228,340          50,070
        Real estate                                    480,837         444,790
        Loans to participants                           49,964          36,008
                                                   -----------     -----------
                                                     1,751,582       1,661,094

     Cash                                                1,073               -
     Accrued other income                                   13              38
                                                   -----------     -----------

        NET ASSETS AVAILABLE FOR BENEFITS          $ 1,752,668     $ 1,661,132
                                                   ===========     ===========

See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

THE BEARD GROUP 401(k) PLAN

                                                           Year Ended
                                                          December 31
                                                          -----------
                                                     2004               2003
                                                     ----               ----
ADDITIONS
  Investment income:
     Interest and dividends                       $     28,732     $     17,084
     Net realized and unrealized appreciation
       on investments:
         Common stock                                  178,270            1,070
         Mutual funds                                   86,262          170,601
         Real estate                                    36,047           24,335
     Other                                                 424              392
                                                  ------------     ------------
                                                       329,735          213,482
  Contributions:
     Participants                                       45,667           61,127
                                                  ------------     ------------
       TOTAL ADDITIONS                                 375,402          274,609

DEDUCTIONS
  Benefits paid to participants                        265,270           29,072
  Other                                                 18,596           13,418
                                                  ------------     ------------
       TOTAL DEDUCTIONS                                283,866           42,490
                                                  ------------     ------------

       NET INCREASE                                     91,536          232,119

NET ASSETS AVAILABLE FOR BENEFITS AT
     BEGINNING OF YEAR                               1,661,132        1,429,013
                                                  ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS AT
     END OF YEAR                                  $  1,752,668     $  1,661,132
                                                  ============     ============

See notes to financial statements.

THE BEARD GROUP 401(k) PLAN

December 31, 2004


NOTE A--DESCRIPTION OF PLAN

The following description of The Beard Group 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution retirement plan sponsored by The Beard Company and its subsidiaries and affiliates (the "Company"), covering all employees who have completed one year of service, as defined in the Plan agreement, and are age 21 years or older. The Plan is subject to the provisions of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Investment Options: The 401(k) provisions of the Plan allow participants to make voluntary "savings" contributions from 1% to 50% of compensation up to the maximum allowed by the Internal Revenue Service ($13,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively), with the Company matching 100% of each participant's contribution, up to 5% of the participant's annual compensation. In order to improve its liquidity and conserve working capital, the Company suspended all matching contributions effective July 16, 2002. It is the Company's intent to reinstate the match when future conditions permit; however, no definitive date exists for such reinstatement.

Plan participants age 50 and older were eligible to make a catch-up contribution of an additional $3,000 to the Plan during the year ended December 31, 2004. Participants eligible to make the catch-up contributions may do so only after making the total elective deferral contributions of the lesser of 50% of their compensation or the maximum allowed by the Internal Revenue Service. The amount of the allowable catch-up contributions will increase by $1,000 per year through the year ended December 31, 2006.

The Plan's assets primarily consist of participant directed investment funds. Participants can transfer among the participant directed investment funds. Investment options include five equity securities mutual funds, a fixed income mutual fund, a short-term investment fund, and the Company's common stock ("Stock Fund"). Non-participant directed assets are composed of interests in various real estate partnerships, which were the assets of the previous profit sharing portion of the Plan.

Participant Accounts: The Company's 401(k) matching contributions and Plan earnings or losses are credited to each participant's account. Allocations are based on participant earnings or account balances, as defined in the Plan agreement.

Benefits owed to participants under the Plan are limited to the participant's total 401(k) contributions, earnings, and the participant's vested interest in the Company's 401(k) matching contributions.

Forfeitures: Forfeitures of terminated participants' nonvested accounts are to be applied to reduce future Company matching contributions. There was $1,073 of unused forfeitures as of December 31, 2004.

Benefits and Vesting: Participants may receive the vested portion of their account balance upon reaching normal retirement, upon termination, or in the event of death or permanent disability. Payments to participants in excess of $5,000 may be made in a single payment, in installments, or in the form of an annuity contract, as elected by the participants. In cases where the amount due is less than $5,000, the method of payment is at the option of the Plan's Administrative Committee.

Employer contributions and related investment gains or losses become vested with participants under the following schedule effective January 1, 2004:

              Years of Service                      Vested Percentage
              ----------------                      -----------------
            Less than 2 years                               0%
            2 but less than 3 years                        20%
            3 but less than 4 years                        40%
            4 but less than 5 years                        60%
            5 but less than 6 years                        80%
            6 years or more                               100%

In addition, contributions become fully vested upon normal retirement at age 65, death, or permanent disability. Participant contributions and amounts received as a rollover from a predecessor plan and related earnings are fully vested at all times.

Plan Termination: Although the Company has not expressed the intent to terminate the Plan, it may do so at any time, subject to provisions of ERISA. Aggregate vested benefits are limited to the Plan's net assets.

Loans to Participants: Participants may borrow up to 50% of their vested balance, but such loans may not be less than $1,000 or greater than $50,000. The loans bear interest at a fixed rate, which approximates the rate generally charged for consumer loans. The terms of the loans may not exceed five years, except for loans used for the purpose of acquiring a participant's principal residence which may be for a period of up to fifteen years. Loans are generally repaid by monthly payroll deductions from a participant's wages.

Investment Management and Custody: Custody of the Plan's assets is maintained by InvesTrust, N.A., under the terms of a trust agreement between the Plan and InvesTrust, N.A. entered into effective January 1, 2001. Under the terms of the agreement, InvesTrust, N.A. has custody of the Plan's assets in trust funds maintained on behalf of the Plan.


NOTE B--SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation: The Plan's financial statements have been prepared on the accrual basis of accounting.

Investments: The short-term investment fund is valued at cost, which approximates market. Investments in mutual funds and common stocks are stated at fair value, which is determined based on quotations obtained from national securities exchanges. Investments in real estate are stated at estimated fair values determined by the Plan Administrative Committee using information obtained from independent appraisals or the operators of the properties. Investments in participant loans are stated at fair value, which approximates the outstanding loan balance. Investment transactions are recognized on the trade date. Dividends are recorded on the ex-dividend date.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual amounts could differ from those estimates.

Administrative and Other Costs: Trust fees connected with participants' balances are paid from Plan assets. All other Plan fees and expenses connected with providing administrative services by external service providers are paid by the Company. Certain administrative functions are performed by the officers or employees of the Company. No such officer or employee receives compensation from the Plan.


NOTE C--INVESTMENTS AND TRUSTEE CERTIFICATION

InvesTrust, N.A., the Plan's trustee, has certified, to the best of its knowledge, the completeness and accuracy of all investment balances and activity, including investment fair value and cost, accrued interest receivable, interest and dividend income, net appreciation (depreciation) in fair value of investments, and purchases and sales of investments as of and for the year ended December 31, 2004 and 2003.

The following investments at fair value represent 5% or more of the net assets of the Plan at December 31:

                                                         2004        2003
                                                         ----        ----
 AIM Short Term Prime (a)                            $       -    $ 109,692
 Dodge & Cox Stock Fund #145                           213,076      170,861
 Beard Company Stock (b)                               228,340            -
 Neuberger Berman Genesis Fund                         205,675      183,878
 Morgan Stanley Small Co. Growth                       178,349      122,053
 Vanguard Total Bond Market Fund                             -      178,269
 Montag & Caldwell Growth Fund                         195,710      291,991
 Dallas/Fort Worth SH-121, Limited Partnership (c)     135,453      128,493
 Dallas/Fort Worth North, Limited Partnership (c)       87,950       92,318
 F.M. 1314-Needham Road, Limited Partnership #2 (c)    136,475      129,538

(a) The balance at December 31, 2003 included $47,351 that was non-participant directed.

(b)  This  represents   common  stock  of  the  Company,   which   represents  a
     party-in-interest transaction as defined by ERISA.

(c)  Non-participant directed.


NOTE D--NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments as of and for the years ended December 31, 2004 and 2003 is as follows:

                                                      2004          2003
                                                      ----          ----
  Net assets:
      Short-term investments                      $   39,758    $   47,351
      Real estate partnerships                       480,837       444,790
                                                  ----------    ----------
                                                  $  520,595    $  492,141
                                                  ==========    ==========

  Changes in net assets:
      Net assets, beginning of year               $  492,141    $  467,806
      Net realized and unrealized appreciation
           on investments                             28,454        24,335
                                                  ----------    ----------
      Net assets, end of year                     $  520,595    $  492,141
                                                  ==========    ==========

NOTE E--TAXABLE STATUS OF THE PLAN

The Plan obtained its latest determination letter on May 21, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE F--RISKS AND UNCERTAINTIES

The Company's auditors included a going concern paragraph in their Independent Auditors' Report on the Company's financial statements for the year ended December 31, 2004. Through May, 25, 2005, the Company was still in full operations. However, should the Company continue to incur recurring losses and negative cash flows from its operations, it could have a significant impact on the value of the Company's stock included as part of the Plan's investment assets.

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

THE BEARD GROUP 401(k) PLAN

December 31, 2004

Schedule H (Form  5500),  Part IV, Page 4, Item 4i,
Schedule of Assets Held For
Investment Purposes At End Of Year,
Employer Number -- 73-0970298;  Plan Number -- 001

                                                        Description of investment
                                                         including maturity date,
        Identity of Issuer, Borrowers,                rate of interest, collateral,                             Fair
          Lessors, or Similar Party                       par or maturity value              Cost               Value
          -------------------------                       ---------------------              ----               -----
       Aim Short Term Prime                           Short-term investment fund         $      <F2>        $    46,877

       Aim International Fund                         Equity securities mutual fund             <F2>             50,544

       Dodge & Cox Stock Fund #145                    Equity securities mutual fund             <F2>            213,076

       Eresearch Technology                           Equity securities mutual fund             <F2>             21,398

       Neuberger Berman Genesis Fund                  Equity securities mutual fund             <F2>            205,675

       Morgan Stanley Small Co. Growth                Equity securities mutual fund             <F2>            178,349

       Montag & Caldwell Growth Fund                  Equity securities mutual fund             <F2>            195,710

       Vanguard Total Bond Market Fund                Fixed income securities
                                                          mutual fund                           <F2>             80,812

<F1>   The Beard Company                              Common Stock                              <F2>            228,340

       Real Estate:
          Dallas/Fort Worth North, Limited
             Partnership                              Limited Partnership                    105,983             87,950
          Dallas/Fort Worth SH-121, Limited
             Partnership                              Limited Partnership                    156,640            135,453
          Classen Enterprises, Limited Partnership    Limited Partnership                     41,200             31,908
          F.M. 1314-Needham Road, Limited
             Partnership                              Limited Partnership                     85,845             85,770
          F.M. 1314-Needham Road, Limited
             Partnership #2                           Limited Partnership                     48,132            136,475
          Other                                       Mineral Interest                         1,418              3,281

<F1>   Participant loans - various                    Loans ranging from 1-5
                                                      years maturity, secured by
                                                      employee's vested balance,
                                                      with interest rates of 4%
                                                      to 6.75%                                     -             49,964
                                                                                         -----------         ----------
                                                                                         $   439,218         $1,751,582
                                                                                         ===========         ==========

<F1>
     A party-in-interest as defined by ERISA
<F2>
    Cost information is not required on participant-directed investments

                                   SIGNATURES

     THE BEARD GROUP 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        THE BEARD GROUP 401(k) PLAN

                                        By: INVESTRUST, N.A., Trustee

Date:  June 27, 2005                        By:  C.A. HARTWIG
                                                 C.A. Hartwig
                                                 Vice President